434 Fayetteville Street, Suite 600, Raleigh, NC 27601

November 8, 2005

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn:   Daniel L. Gordon, Branch Chief
Eric McPhee

Re:	Response of Summus, Inc. (File No. 0-29625) to Comment Letter of September 15, 2005

Ladies and Gentlemen:

In this letter below, we have addressed the issues in your comment letter of September 15, 2005, relating to our Form 10-K for the fiscal year ended December 31, 2004.

Comment No. 1:

Management’s Discussion and Analysis, page 14

In future filings, please include a tabular disclosure of contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Response to Comment No. 1: We will make this disclosure in our future filings.

Comment No. 2 :

Note 2. Summary of Significant Accounting Policies, page F-15
Wireless Applications and Contracts, page F-15

Please tell us how you evaluated the criteria in EITF-99 to determine that revenues from your wireless applications and contracts should be recorded on a gross basis (please note that a thorough analysis should address each of the indicators within 99-19).

Response to Comment No. 2 :

In determining the appropriate revenue recognition for wireless applications and contracts, the Company evaluated the criteria in EITF 99-19, Reporting Revenue Gross as a

Principal versus Net as an Agent, and Staff Accounting Bulletin 104, Revenue Recognition (“SAB 104”). SAB 104 references EITF 99-19 as the authoritative guidance in accounting for revenues on a gross as a principal or net as an agent basis.

The Company concluded that the revenues from wireless applications and contracts should be reported on a gross basis. This conclusion was primarily based on the fact that the Company is the primary obligor in the arrangement, and is responsible for developing the product, establishing the pricing, and assumes credit risk from the carriers.

EITF 99-19 sets forth several indicators of gross revenue reporting and several indicators of net revenue reporting. The literature also acknowledges that making a determination of whether a company should recognize revenue based on a gross amount billed to a customer or the net amount retained is a matter of judgment and depends on the relevant facts and circumstances in each case.

The following summary example of an existing contract illustrates in detail the sale of an application utilizing the content provided by a content provider:

•
The Company enters into an agreement with a content provider to provide the content to the end users through the Carriers. Summus agrees to provide the content provider 50% of the cash it receives as consideration for the content provider’s content.

•
Summus develops a software application so that wireless handset users can download the content provider’s content for viewing, and manipulate it to use as a screen saver, wallpaper or as an application. The application resides on Summus’ or the Carriers’ servers once developed. Potential functionality included in the application developed by Summus may include:

o	Navigation Menus
o	Auto-Scrolling between pictures
o	Favorites List
o	Monthly refresh of new content delivered monthly

•	Summus also has to modify and crop the content (e.g. pictures) so that they are compatible with various wireless devices.

•	The application is then tested to ensure it complies with the requisite wireless standards.

•
Once the application is approved, the Company will enter into an agreement with a Carrier to offer the content provider’s application to its subscribers. The end users can then download the branded content.

•	Summus determines the amount to charge the Carrier (either on a subscription or per-download basis).

•	The Carrier determines the retail amount to charge the end user (generally a 35% markup).

•	The Carrier monitors the applications downloaded from the Summus servers by the end users and identifies the number of the applications purchased.

•
The Carrier collects the retail price to the end user. Out of this amount, the Carriers generally retain 35%. By way of example, if a Carrier charges an end user $1.99 for the download of an application, the Carrier receives $0.70 (0.35 x $1.99) and the remainder ($1.29) is sent to the Company. The Company then computes the content partners’ revenue share and pays the content partner once the cash is collected. In the above example, the content provider would receive approximately $0.65 (0.50 x $1.29).

The Company has analyzed the following indicators of gross revenue reporting and the indicators of net revenue reporting as set forth in EITF 99-19.

Gross Revenue Reporting Indicators:

•	The Company is the main obligor in the arrangement.

Company’s analysis:

In the Company’s contracts with the wireless carriers, the Company is the obligor in the arrangement. The Company is responsible for the development and testing of the application and for the delivery of the service to the Carrier, in a form that can be delivered over a mobile device. The applications typically reside on the Company’s servers, and the Company is solely responsible for fulfilling each sale (from the perspective of the Carrier). In addition, the Company is responsible for addressing any problems in the delivery of this service to the Carrier. In some cases, the Company may deliver the application to the Carriers to reside on their servers for download. In all cases, the Company maintains the rights of ownership to the application.

This indicator supports the Company’s conclusion that wireless application and contract revenues should be reported on a gross basis.

•	The Company has general inventory risk (before customer order or upon customer return).

Company’s analysis:

This does not apply to the Company, since the sale is subscription-based software, and not an inventoried product.

•	The Company has latitude in establishing price.

Company’s analysis:

The Company has the authority to negotiate and establish a price with the Carriers. The Carrier may have input in that the Carrier has the best knowledge of the end-user market. The Company may solicit input from the content provider on establishing the price.

This indicator supports the Company’s conclusion that wireless application and contract revenues should be reported on a gross basis.

•	The Company changes the product or performs part of the service.

Company’s analysis:

Once the Company licenses content, whether it is news, information, pictures, or a game, the Company takes this content and make the necessary changes or application development so that the content is ready for a handset wireless device. This may entail developing a new application, or modifying the original source code of the content. Some of the applications sold by the Company are games for use on wireless devices. The Company sublicenses the game from a content provider (these games are often games that have been developed for a PC) but has to make substantial modifications so that this game can be played on a wireless device. This might involve using compression technology due to memory constraints; changing graphics to compensate for being on a wireless device rather than a PC; making code changes due to limitations in space, memory and the like; or in some cases developing a new application for this game. In every case, the Company must perform substantial modification to the content’s source code or develop a new application so that an end-user is able to download the content.

This indicator supports the Company’s conclusion that wireless application and contract revenues should be reported on a gross basis.

•	The Company has discretion in supplier selection.

Company’s analysis:

The Company has the latitude to license content from any provider. There are not any clauses in the Company’s agreement with any Carrier that designate certain suppliers. In addition, the applications that are developed by the Company may be used with additional content providers.

This indicator supports the Company’s conclusion that wireless application and contract revenues should be reported on a gross basis.

•	The Company is involved in the determination of product or service specifications.

Company’s analysis:

The Company is the developer of the end product. As discussed above, the Company must perform substantial modification to the content’s source code or develop new applications for users to download content.

This indicator supports the Company’s conclusion that wireless application and contract revenues should be reported on a gross basis.

•	The Company has physical loss inventory risk (after customer order or during shipping).

Company’s analysis:

This indicator does not apply to the Company in that the Company does not carry inventory.

•	The Company has credit risk.

Company’s analysis:

The Company does bear credit risk for all sales. In the event cash is not received by the Carrier, the Company would not receive any consideration from the Carrier. Although a weaker indicator of gross reporting, the Company does assume credit risk from the sale of its applications. In addition, some of the contracts the Company has with content providers require monthly minimum payments that the Company is obligated to pay regardless of the level of sales.

This indicator supports the Company’s conclusion that wireless application and contract revenues should be reported on a gross basis.

Net Revenue Reporting Indicators:

•	The content provider (not the Company) is the primary obligor in the arrangement.

Company’s analysis:

As discussed above, the Company is the primary obligor in the arrangement. Once the content is licensed to the Company, the content provider is not part of the arrangement, except to receive their royalties from the Company.

This indicator supports the Company’s conclusion that wireless application and contract revenues should be reported on a gross basis.

•	The amount the Company earns is fixed.

Company’s analysis:

As noted above, the Company is primarily responsible for establishing the price with the Carrier. For most agreements, the Company “shares” revenue with a content provider and earns a fixed percentage of the amount collected from the end user. However, the amount of revenue ultimately earned by Summus is dependent upon the cash eventually received from the Carrier and the price negotiated by Summus.

This indicator does not support either gross or net basis of revenue recognition.

•	The content provider (and not the Company) has credit risk.

Company’s analysis:

As noted above, in the event cash is not received by the Carrier, the Company would not receive any consideration from the Carrier. Although a weaker indicator of gross revenue reporting, the Company assumes credit risk for the amounts due from the Carriers. In some cases, the content provider also assumes credit risk, in that it does not collect any revenue unless the Company collects cash. In some cases, the content provider does not assume credit risk if there are minimum payments that the Company is required to pay the content provider regardless of sales.

This indicator supports the Company’s conclusion that wireless application and contract revenues should be reported on a gross basis.

In summary, based on the indicators above the Company has concluded that wireless applications and contract revenues should be reported on a gross basis.

Comment No. 3:

Note 10. Common Stock and Warrants, page F-25

Please tell us how you accounted for the re-pricing of previously issued warrants during 2003. In your response, cite the specific accounting literature that you relied on.

Response to Comment No. 3:

Over the course of the past several years, the Company has raised capital through the sale of unregistered shares of its common stock, along with warrants to purchase shares of unregistered common stock in private sales to accredited investors. These sales have typically been negotiated individually with each investor, resulting in terms (i.e. price of unregistered shares and exercise price of warrants) that vary from investor to investor. In general, the price of the unregistered shares is at a discount to the price of the Company’s freely trading shares in recognition of the lack of liquidity of the unregistered shares. Transactions were not entered into with current holders of the Company’s common stock unless the transactions resulted in capital being raised for the Company in one of the two forms discussed below.

During 2003, the Company sold to private accredited investors in negotiated transactions 270,416 shares of its common stock, warrants to purchase an additional 31,600 shares of common stock, and re-priced 660,965 previously issued warrants.  These transactions were in two forms:

•
The first form involved sales of common stock at prices which were above the trading value of the Company’s freely-tradable shares and allowed these investors to reduce the exercise price of a certain number of their previously purchased warrants, typically allowing them to reprice two warrants for every share purchased.

•
The second form allowed warrant holders to reduce the exercise price of previously issued warrants if the holder exercised those repriced warrants immediately. The original exercise prices of the repriced warrants ranged between $6.00 and $52.50, per share.  The repriced exercise prices ranged between $2.00 and $16.90, per share.  These amounts have been adjusted for the reverse stock split on March 11, 2005.

Authoritative guidance:

The Company accounted for the repricing of warrants as capital transactions and under Current Text C08.01 - capital transactions shall generally be excluded from the determination of income but shall be adequately disclosed in the financial statements. The Company also evaluated other authoritative literature to determine if it applied.

Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation (“FIN No. 44”) provides accounting guidance for modifications to fixed stock options or awards under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25). However, these transactions were with investors, not with employees or service providers. Therefore, FIN No. 44 and APB No. 25 are not applicable.

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) provides accounting guidance for stock-based employee compensation plans and to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As noted above, these transactions were with investors to raise capital for the Company, and not with employees or for goods or services. Therefore, SFAS No. 123 is not applicable.

These transactions were purely related to the sale of the Company’s stock to raise working capital and were not related to any debt transactions or procurement of goods or services. Therefore, the Company concluded that these transactions did not have any impact on the statement of operations.

Accounting treatment for the repricing and immediate exercise of warrants:

The Company negotiated the repricing of warrants with individual investors only as a means to raise additional working capital. The warrants were repriced only in the event the holder would exercise immediately. The Company does not feel the repricing represented a preferential distribution to these warrant holders. The Company believes that these transactions were arms-length transactions between the Company and willing investors. Therefore, the transactions were treated as a stock sale with the total proceeds recorded to common stock and additional paid-in capital.

In summary, the Company concluded that the repricings were a capital transaction that should be recorded in equity.

If you have any other questions or comments, you can contact me at (919) 807-5623 or by email at don.locke@summus.com.

Very truly yours, /s/ Donald T. Locke Donald T. Locke Chief Financial Officer

Cc:	Philip Snipes Michael Dannar Tracy Jackson